Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

December 1, 2011

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                              Sirimal R. Mukerjee

Re:	Marine Drive Mobile Corp.
Current Report on Form 8-K/A
Filed November 3, 2011
File No. 0-53502

Dear Mr. Mukerjee:

We express our appreciation for your review of the Amendment to our Current Report on Form 8-K/A filed on November 3, 2011 (the “Previous Report”) of Marine Drive Mobile Corp., a Nevada corporation (the “Company”).  On behalf of the Company, we are responding to comments on the Previous Report provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 25, 2011.  The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type.  A Current Report on Form 8-K/A, amended to reflect the changes discussed below, and the exhibits thereto (the “Amended Report”) are enclosed herein.  Capitalized terms used but not defined herein shall have the meaning given to such terms in the Amended Report.

1.	Staff Comment

All references to prior comments correspond to the numbered comments set forth in our letter to you dated October 20, 2011.  We note your revised disclosure in response to prior comment 2 that you have “created a sales team” and “hired employees.”  Please reconcile this with your disclosure at page 13 under “Employees.”

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment the Company has revised its disclosure on page 14 under “Employees” to expand the discussion of the Company’s employees and to clarify that other members of the Company’s team are consultants who are hired on an as-needed basis.

2.	Staff Comment

We note your response to prior comment 6.  We could not find the growth rates referenced in the second bullet of such comment or the statistics referenced in the sixth bullet of such comment.  Please remove the statements or provide us with the source documents.  If you provide us with the source documents, please mark each document clearly and provide a legend that ties the marking to the comment issued.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment the Company has removed the growth rates referenced in the second bullet of prior comment 6 and the statistics referenced in the sixth bullet of such comment.

3.	Staff Comment

We note your response to prior comment 12 and reissue the comment in part.  Please revise your disclosure to briefly describe the referenced interface, which you say was intended to offer mobile operators and businesses a “one-stop solution to comply with this new legislation.”

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment the Company has included a description of the referenced interface on page 5 of the Amended Report.

4.	Staff Comment

We refer you to prior comment 16.  At page 5, you suggest that MDT was “founded by a collection of seasoned entrepreneurs, mobile technology and web specialists,” but at pages 7 and 17 to [sic] refer only to Mr. MacDonald as a founder.  Please identify the “collection” of persons you cite at page 5, and discuss their current roles with the company.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment the Company has revised the disclosure at page 5 of the Amended Report to clarify that Mr. MacDonald was the sole founder of MDT and the other individuals referenced therein were members of the MDT team which Mr. MacDonald brought on to assist in MDT’s development.  Additionally, the Company has added additional disclosure at page 5 to explain the role of these team members with the Company.

5.	Staff Comment

We note your response to prior comment 24.  Item 601(b)(3)(i) of Regulation S-K apparently required you to file the complete version of the articles, as amended, “as an exhibit to the next Securities Act registration statement or periodic report filed by the registrant to which this exhibit requirement applies,” the Form 10-Q filed on August 12, 2011.  Please file the complete version of the amended articles as a single exhibit to the amended Form 8-K.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment the Company is filing, as Exhibit 3.2 to the Amended Report, a complete version of the Articles of Incorporation of the Company.

*  *  *  *  *

We trust that you will find the foregoing responsive to your comments.  Your prompt attention is greatly appreciated.  If you have any questions regarding the Company’s response, please do not hesitate to contact me at (916) 442-1111.

Best regards, /s/ Mark C Lee Mark C Lee Shareholder

ACKNOWLEDGEMENT

In connection with Marine Drive Mobile Corp.’s (the “Company”) letter dated December 1, 2011 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Marine Drive Mobile Corp.

/s/ J. Colin MacDonald
J. Colin MacDonald, Chief Executive Officer